Novonix Limited

(ACN 157 690 830 )

EXHIBIT 99.3

Notice of Annual General Meeting

Notice is given that the Annual General Meeting of the Shareholders of NOVONIX Limited (ACN 157 690 830) (the Company) for 2025 will be hosted as a hybrid meeting (both online and in person) at:

Date:	2 April 2025
Time:	9:00am (Brisbane time)
Venue:	Online at https://meetings.openbriefing.com/NVXAGM25 ; and In person at the offices of Allens, Level 26, 480 Queen Street, Brisbane QLD

(the Meeting).

The Company will hold the Meeting as a hybrid meeting, comprising an online meeting as well as an in- person meeting.

The Company will provide Shareholders with the opportunity to attend and participate in the online Meeting through an online meeting platform, where Shareholders will be able to watch, listen, ask questions and vote online. Further instructions for attending via the online platform are set out in the Voting Notes below and in the Virtual Meeting Online Guide, which will be made available on the Company's website. All Shareholders and proxyholders will have an equal opportunity to participate in the Meeting regardless of their physical location.

Shareholders and proxyholders will also be able to participate in the Meeting, including asking questions either online or via telephone if attending the Meeting through the online platform.

More information about online participation in the Meeting (including asking questions via the online platform) is available in the Virtual Meeting Online Guide, included as an annexure to this Notice.

Important: The resolutions set out in this Notice should be read together with the accompanying Explanatory Memorandum. The Explanatory Memorandum form part of this Notice of Meeting.

Agenda

Financial Statements and Reports

To receive and consider the financial statements of the Company and the reports of the Directors (Directors' Report) and Auditors for the financial year ended 31 December 2024 (FY25 Annual Report).

Resolution 1: Remuneration Report (Non-Binding)

To consider and, if thought fit, to pass the following resolution as a non-binding Ordinary Resolution:

'That, for the purposes of section 250R(2) of the Corporations Act and for all other purposes, approval is given for the adoption of the Remuneration Report as set out in the Directors' Report for the financial year ended 31 December 2024.'

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Note: the vote on this Resolution is advisory only and does not bind the Directors or the Company.

Novonix Limited

ACN 157 690 830

Resolution 2: Election of Director – Ms Jean Oelwang

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, Ms Jean Oelwang who retires by rotation in accordance with Listing Rule 14.4 and rule 19.3(b) of the Company's Constitution and offers herself for re-election as a Director of the Company, be re-elected as a Director of the Company.'

Resolution 3: Election of Director – Mr Tony Bellas

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, Mr Tony Bellas who retires by rotation in accordance with Listing Rule 14.4 and rule 19.3(b) of the Company's Constitution and offers himself for re-election as a Director of the Company, be re-elected as a Director of the Company.'

Resolution 4: Election of Director – Mr Nick Liveris

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, Mr Nick Liveris who, having been appointed by the Board as a Director since the last Annual General Meeting, retires in accordance with Listing Rule 14.4 and rule 19.2(b) of the Company's Constitution and, being eligible offers himself for election as a Director of the Company, be re-elected as a Director of the Company.'

Resolution 5: Issue of FY24 Share Rights to Mr Nick Liveris

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 43,815 Share Rights in the capital of the Company, to Non-Executive Director Mr Nick Liveris or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.'

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 6: Issue of FY25 Share Rights to Mr Tony Bellas

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 120,594 Share Rights in the capital of the Company, to Non-Executive Director and Non- Executive Deputy Chairman Mr Tony Bellas or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.'

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 7: Issue of FY25 Share Rights to Ms Sharan Burrow AC

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 120,594 Share Rights in the capital of the Company, to Non-Executive Director Sharan Burrow AC or her nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.'

Novonix Limited

ACN 157 690 830

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 8: Issue of FY25 Share Rights to Mr Ron Edmonds

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 241,188 Share Rights in the capital of the Company, to Non-Executive Director Mr Ron Edmonds or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.'

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 9: Issue of FY25 Share Rights to Admiral Robert Natter

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 120,594 Share Rights in the capital of the Company, to Non-Executive Director and Non- Executive Chairman Admiral Robert Natter, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.'

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 10: Issue of FY25 Share Rights to Ms Jean Oelwang

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 120,594 Share Rights in the capital of the Company, to Non-Executive Director Ms Jean Oelwang or her nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.'

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 11: Issue of FY25 Share Rights to Phillips 66 Company

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 120,594 Share Rights in the capital of the Company, to Phillips 66 Company, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.'

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Novonix Limited

ACN 157 690 830

Resolution 12: Issue of FY25 Share Rights to Mr Nick Liveris

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 120,594 Share Rights in the capital of the Company, to Non-Executive Director Mr Nick Liveris or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.'

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Detailed explanations of the background and reasons for the proposed resolutions are set out in the Explanatory Memorandum.

B y order of the Board of Directors
Suzanne Yeates Company Secretary
3 March 2025
Dated

Novonix Limited

ACN 157 690 830

Notes

Eligibility to Vote

Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) permits the Company to specify a time, not more than 48 hours before a general meeting, at which a 'snap-shot' of Shareholders will be taken for the purposes of determining Shareholder entitlements to vote at the Meeting.

The Board has determined that the registered holders of fully paid ordinary shares at 7:00pm (Sydney time) on 31 March 2025 will be taken to be holders of ordinary shares for the purposes of the Meeting and accordingly, will be entitled to attend and vote at the Meeting.

How to Vote

A Shareholder who is entitled to attend and vote at the Meeting may do so:

•
using the online platform;
•
by proxy;
•
by corporate representative (if the Shareholder is a corporation); or
•
by attorney.

Attending and Voting via the Online Platform

We recommend logging in to the online platform at least 15 minutes prior to the scheduled start time for the Meeting using the instructions below:

•
Enter https://meetings.openbriefing.com/NVXAGM25 into a web browser on your computer or online device;
•
Shareholders will need their SRN or HIN (found on holding statements or at the top of the Proxy Form); and
•
Proxyholders will need their proxy code which MUFG Corporate Markets (AU) Limited will provide via email prior to the Meeting.

Online voting will be open between 15 minutes before the commencement of the Meeting at 9:00am (Brisbane time) on 2 April 2025 and the time that is five minutes after the Chair closes the Meeting.

More information about online participation in the Meeting (including asking questions via the online platform) is available in the Virtual Meeting Online Guide, included as an annexure to this Notice.

Attendance in person

The Meeting will also be held in person at the offices of Allens, Level 26, 480 Queen Street, Brisbane QLD.

Voting by Proxy

An eligible Shareholder can vote in person at the Meeting or appoint a proxy or, where a Shareholder is entitled to two or more votes, two proxies. Where two proxies are appointed, a Shareholder may specify the number or proportion of votes to be exercised by each proxy appointed. If no number or proportion of votes is specified, each proxy appointed will be taken to exercise half of that Shareholder’s votes (disregarding fractions).

An appointed proxy need not themselves be a Shareholder.

To be valid, the appointment of a proxy (made using a properly completed and executed Proxy Form) must be received by the Company no later than 9:00am (Brisbane time) on 31 March 2025.

Novonix Limited

ACN 157 690 830

Proxy Forms can be submitted in four ways:

•
Online at au.investorcentre.mpms.mufg.com
•
By mail to the following postal address using the enclosed return envelope:

NOVONIX Limited

c/- MUFG Corporate Markets (AU) Limited Locked Bag A14

Sydney South NSW 1235 Australia

•
By facsimile to +61 2 9287 0309
•
By hand to:

MUFG Corporate Markets (AU) Limited Level 22, Tower 6

10 Darcy Street

Parramatta NSW 2150

Instructions on how to complete the Proxy Form are on the reverse of the Proxy Form attached to this Notice.

If a Proxy Form is signed by an attorney, a Shareholder must also send in the original or a certified copy of the power of attorney or other authority under which the Proxy Form is signed.

Undirected Proxies

The Chairman of the Meeting intends to vote undirected proxy votes in favour of resolutions 1 to 12 (subject to the voting exclusions below).

Voting by Corporate Representative

A Shareholder or proxy which is a corporation and entitled to attend and vote at the Meeting may appoint an individual to act as its corporate representative to vote at the Meeting. The appointment must comply with section 250D of the Corporations Act. The representative should bring to the Meeting evidence of his or her appointment unless it has previously been provided to MUFG Corporate Markets (AU) Limited.

Voting by Attorney

A Shareholder entitled to attend and vote at the Meeting is entitled to appoint an attorney to attend and vote at the Meeting on the Shareholder's behalf. An attorney need not themselves be a Shareholder.

The power of attorney appointing the attorney must be signed and specify the name of each of the Shareholder, the Company and the attorney, and also specify the meeting(s) at which the appointment may be used. The appointment may be a standing one.

To be effective, the power of attorney must also be returned in the same manner, and by the same time, as specified for Proxy Forms.

Voting Exclusions

The Corporations Act and the Listing Rules require that certain persons must not vote in particular ways, and the Company must disregard particular votes cast by or on behalf of certain persons, on the resolutions to be considered at the Meeting. These voting exclusions are described below.

The Corporations Act prohibits votes being cast (in any capacity) on Resolution 1: Remuneration Report by any of the following persons:

Novonix Limited

ACN 157 690 830

(a)
a member of the Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or
(b)
a Closely Related Party of such a member.

However, a person described above may cast a vote on this Resolution as a proxy if the vote is not cast on behalf of a person described above and either:

(c)
the vote is appointed as a proxy by writing that specifies the way the proxy is to vote on this Resolution; or
(d)
the vote is the Chair of the Meeting and the appointment of the Chair as proxy:
(ii)
does not specify the way the proxy is to vote on this Resolution; and
(ii)
expressly authorises the Chair to exercise the proxy even if this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company.

Under Listing Rule 14.11, the Company will disregard any votes cast in favour of a Resolution by or on behalf of:

(a)
the below named person or class of persons excluded from voting; or
(b)
an associate of that person or those persons:

Resolution	Persons excluded from voting
Resolution 5: Approval of issue of FY24 Share Rights to Mr Nick Liveris
•
Mr Nick Liveris and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 6: Approval of issue of FY25 Share Rights to Mr Tony Bellas
•
Mr Tony Bellas and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 7: Approval of issue of FY25 Share Rights to Ms Sharan Burrow AC
•
Ms Sharan Burrow AC and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 8: Approval of issue of FY25 Share Rights to Mr Ron Edmonds	• Mr Ron Edmonds and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)

Novonix Limited

ACN 157 690 830

Resolution	Persons excluded from voting
• any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy
Resolution 9: Approval of issue of FY25 Share Rights to Admiral Robert Natter
•
Admiral Robert Natter and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 10: Approval of issue of FY25 Share Rights to Ms Jean Oelwang
•
Jean Oelwang and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 11: Approval of issue of FY25 Share Rights to Phillips 66 Company
•
Phillips 66 Company and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 12: Approval of issue of FY25 Share Rights to Mr Nick Liveris
•
Mr Nick Liveris and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

However, this does not apply to a vote cast in favour of a Resolution by:

(a)
a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or
(b)
the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or
(c)
a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
(i)
the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and

Novonix Limited

ACN 157 690 830

(ii)
the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

The Company will also apply these voting exclusions to persons appointed as attorney by a Shareholder to attend and vote at the Extraordinary General Meeting under a power of attorney, as if they were appointed as a proxy.

Resolutions

All items of business involving a vote by Shareholders require Ordinary Resolutions, which means that, to be passed, the item needs the approval of a simple majority of the votes cast by Shareholders entitled to vote on the Resolution.

Novonix Limited

ACN 157 690 830

Explanatory Memorandum

This Explanatory Memorandum (including any annexures) forms part of the notice convening the Annual General Meeting of Novonix Limited to be held at 9:00am (AEST) on 2 April 2025.

Financial Statements and Reports

As required by section 317 of the Corporations Act, the Financial Report, Directors’ Report and Auditor’s Report of the Company and its consolidated entities for the most recent financial year (namely the period ended 31 December 2024) will be laid before the Meeting. Shareholders will be provided with the opportunity to ask questions about the reports.

There is no requirement for a Shareholder resolution on this item. Accordingly, there will be no resolution put to the Meeting.

In addition to asking questions at the Meeting, Shareholders may address written questions to the Chairman about the management of the Company or to the Company's auditor, PwC, if the question is relevant to:

•
the content of the auditor's report; or
•
the conduct of the business of the annual financial report to be considered at the meeting.

Written questions from Shareholders must be submitted by no later than 5 Business Days before the Meeting to the Company at the Company's registered office.

Resolution 1: Remuneration Report

The Remuneration Report is required to be considered by Shareholders in accordance with section 250R of the Corporations Act.

The Remuneration Report for the year ended 31 December 2024:

•
explains the Board’s policy for determining the nature and amount of remuneration of the Company's Directors and executive officers;
•
explains the relationship between the Board’s remuneration policy and the Company’s performance;
•
sets out remuneration details for each Director and each of the Company's executives and group executives named in the Remuneration Report for the financial year ended on 31 December 2024; and
•
details and explains any performance conditions applicable to the remuneration of executive Directors and other executive officers.

The Remuneration Report, contained in the Company's FY24 Annual Report, is available on the Company's website at https://www.novonixgroup.com/.

Shareholders will have an opportunity to ask questions and make comments about the Remuneration Report at the Meeting. Ordinary Shareholders will be asked to vote on a resolution to adopt the Remuneration Report. Under the Corporations Act, the vote on the resolution is advisory only and does not bind the Board or the Company. The Board will take the discussion at the Meeting into consideration when determining the Company's remuneration policy and appropriately respond to any concerns Shareholders may raise in relation to remuneration issues.

Directors' recommendation

The Directors abstain, in the interests of corporate governance, from making a recommendation in relation to Resolution 1.

Novonix Limited

ACN 157 690 830

Resolutions 2, 3 and 4 – Election of Directors

Since the last Annual General Meeting of the Company, the Company announced on 22 May 2024 that Mr Nick Liveris was to transition from an executive role at the Company to a non-executive Director of the Company. Mr Nick Liveris was subsequently appointed to the Board on 1 September 2024.

Listing Rule 14.4 and rule 19.2 of the Company's Constitution provides that a Director appointed by the Board will hold office until the conclusion of the next AGM following his or her appointment. Accordingly, Mr Nick Liveris offers himself for re-election at this Meeting.

In addition:

•
non-executive director Ms Jean Oelwang, who was appointed to the Board on 2 March 2022, will stand for re-election as a Director of the Company.
•
non-executive director Mr Tony Bellas, who was appointed to the Board on 11 August 2015, will stand for re-election as a Director of the Company.

Listing Rule 14.4 and rule 19.3 of the Company's Constitution provides that a Director of the Company must not hold office without re-election past the third annual general meeting following the Director's appointment. Accordingly, Ms Jean Oelwang and Mr Tony Bellas each offer themselves for re-election at this Meeting.

Nick Liveris is a seasoned business executive and corporate advisor with extensive experience in investment banking, management consulting, and leadership in emerging technology sectors. A graduate of the University of Michigan and the Wharton School of Business, Mr. Liveris began his career at Merrill Lynch in investment banking before joining McKinsey & Company, where he advised Fortune 500 companies on large-scale business transformations and strategic investments.

Mr. Liveris joined NOVONIX in its early stages as one of its first employees, serving as Chief Financial Officer. During his tenure, he played a key role in securing the company’s first large-scale customer contracts, successfully raising hundreds of millions of dollars from the U.S. government and private sector and leading the company’s listing on NASDAQ. These efforts significantly contributed to NOVONIX’s growth and positioning as a global leader in lithium-ion battery materials and technology.

In addition to his role at NOVONIX, Mr. Liveris serves on the board of Leichhardt Group and is an Executive Director at the Liveris Family Office, where he focuses on investments in clean technology, energy transition, and advanced manufacturing. His career has been defined by a commitment to fostering growth and innovation in sustainability-focused markets.

Ms. Jean Oelwang joined our Board as a Non-executive Director in March 2022. Ms. Oelwang has 18 years of experience in helping to start and lead telecommunications companies in South Africa, Colombia, Bulgaria, Singapore, Hong Kong, Australia, and the U.S. This included roles in marketing, customer service, sales, and as a CEO. Over the last 20 years, she has been the Founding CEO and Trustee of Virgin Unite, the independent non-profit foundation of the Virgin Group, helping lead the incubation and start-up of several global initiatives, many with a focus on people and sustainability, including: The Elders, The B Team, Planetary Guardians, The Carbon War Room (merged with RMI), Ocean Unite, 100% Human at Work, and The Caribbean Climate Smart Accelerator. Ms. Oelwang also worked with 25 Virgin businesses across 15 industries to help embed purpose in all they do and served as a Partner in the Virgin Group leading their people strategy. She is on the Advisory Council of The Elders, a B Team leader and Audit Chair, the co-founder and a trustee of Plus Wonder, and the author of the book Partnering and has completed the Harvard Business School Corporate Director Certificate program.

Mr. Anthony Bellas was appointed as Deputy Chairman of the Company on November 30, 2021. Mr. Bellas previously served as the inaugural Chairman of the Company since August 11, 2015. He brings

Novonix Limited

ACN 157 690 830

over 30 years of experience in the public and private sectors. Mr. Bellas was previously CEO of the Seymour Group, one of Queensland’s largest private investment and development companies. Prior to joining the Seymour Group, Mr. Bellas held the position of CEO of Ergon Energy, a Queensland Government-owned corporation involved in electricity distribution and retailing. Before that, he was CEO of CS Energy, also a Queensland Government-owned corporation and the State’s largest electricity generation company, operating over 3,500 MW of gas-free and coal-free plants at four locations. Mr.

Bellas had an extensive career with Queensland Treasury, achieving the position of Deputy Under Treasurer. Mr. Bellas is also Chair of CS Energy, a director and Deputy Chairman of State Gas Limited (ASX: GAS), Healthcare Logic Global Ltd, Loch Explorations Pty Ltd, Green and Gold Minerals Pty Ltd and Burlington Mining Pty Ltd.

Directors' recommendation

The Directors (with the relevant candidate abstaining) unanimously recommend that Shareholders vote in favour of Ms Jean Oelwang, Mr Tony Bellas and Mr Nick Liveris each being re-elected as a Director.

Resolution 5 – Issue of FY24 Share Rights to Mr Nick Liveris

Introduction

Consistent with Non-Executive Director remuneration and governance practices based on peer group companies in the United States, Non-Executive Director remuneration includes the grant of annual equity awards using a value-based approach. The Board has decided to follow these remuneration and governance practices by issuing share rights to Non-Executive Directors of the Company for each financial year with a fixed US dollar value (Share Rights), subject to approval of Shareholders at each annual general meeting of the Company.

Nick Liveris was appointed to the Board on 1 September 2024. Nick Liveris did not previously receive any Share Rights for FY24. In order to align the number of Share Rights awarded to Nick Liveris with other Non-Execute Directors for FY24, he will receive a pro rata entitlement of 43,815 Share Rights pursuant to Resolution 5 (FY24 Share Rights) for the period in which he held office as a Director in FY 24 (totalling 121 days). This represents a value of USD $18,232.88 converted into Shares using the USD/AUD spot rate and the Company's Share price as at the date of his appointment as a Director (1 September 2024), being $0.615 per Share.

The issue of the FY24 Share Rights are to be put to Shareholders for approval under Resolution 5.

The Share Rights will automatically vest following the close of the Meeting (Vesting Date), provided that Nick Liveris holds office as a Director at the Vesting Date. Upon vesting, all Share Rights entitle Nick Liveris, by written notice to the Company, to subscribe for Shares on the basis of one Share for each Share Right, for nil cash consideration. Share Rights that are not exercised before 31 December 2025 will automatically lapse.

There are otherwise no performance or vesting conditions attached to the Share Rights.

Share Rights – Other terms

There are no participation rights or entitlements inherent in the Share Rights and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Share Rights.

If the Company makes a bonus issue of Shares to Shareholders, the number of Shares which must be issued on the exercise of a Share Right will be increased by the number of Shares which the holder would have received if the holder had exercised the Share Right before the record date for the bonus

Novonix Limited

ACN 157 690 830

issue. If the Company makes a rights issue of Shares pro rata to existing Shareholders, there will be no adjustments to these terms and conditions.

If there is any reconstruction of the issued share capital of the Company, the rights of the holders may be varied to comply with the Listing Rules which apply to the reconstruction at the time of the reconstruction.

The Share Rights are not transferable, assignable or able to be otherwise disposed of or encumbered.

Regulatory Requirements

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of the company unless either the giving of the financial benefit falls within one of the exceptions to the provisions; or prior shareholder approval is obtained to the giving of the financial benefit.

Related party is widely defined under the Corporations Act, and includes directors of a company and the children of a director. Financial benefit is defined broadly and includes benefits from the public company’s subsidiaries. It is necessary to look at the economic and commercial substance and the effect of the transaction in determining the financial benefit. The Corporations Act requires that any consideration that is given is disregarded, even if the consideration is adequate. The proposed grant of Share Rights constitutes the giving a financial benefit to Nick Liveris as he is a related party of the Company.

The Directors consider that Shareholder approval pursuant to Chapter 2E of the Corporations Act is not required in respect of the grant of the Share Rights because the grant of the Share Rights forms part of their remuneration package and is considered reasonable remuneration in the circumstances.

Shareholder Approval

Listing Rule 10.11 provides that unless one of the exceptions in Listing Rule 10.12 applies, a listed company must not issue or agree to issue equity securities to a related party unless it obtains the approval of its shareholders. The proposed issue of the Share Rights to Nick Liveris falls within Listing Rule 10.11.1 and none of the exceptions under Listing Rule 10.12 applies, therefore requiring Shareholder approval under Listing Rule 10.11.

Resolution 5 seeks Shareholder approval under Listing Rule 10.11 for the issue of Share Rights to Nick Liveris.

If Shareholder approval is given under Listing Rule 10.11, Shareholder approval is not required under Listing Rule 7.1, which restricts the number of new securities which the Company can issue in any 12 month period to 15% of the number of Shares on issue 12 months before the issue date, unless Shareholder approval has been obtained or an exception applies (15% Limit Rule). Accordingly, if Shareholder approval is given under Listing Rule 10.11, the issue of the Share Rights will not count towards the 15% Limit Rule.

If Resolution 5 is passed, the Company will be able to validly issue the Share Rights to Mr Nick Liveris and without those securities being counted towards the 15% Limit Rule.

If Resolution 5 is not passed, the Company will not be able to proceed with the issue, and will seek alternative arrangements to compensate/incentivise those related parties.

Resolution 5 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 5:

(a)
The person participating in the issue is Nick Liveris (or his nominee).
(b)
Nick Liveris is a director, and therefore a related party of the Company and subject to Listing Rule

Novonix Limited

ACN 157 690 830

10.11.1. In the event the Share Rights are issued to a nominee of Nick Liveris, that person will fall into the category stipulated by Listing Rule 10.11.4.

(c)
The maximum number of securities to be issued is 43,815 Share Rights.
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(f)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(g)
The issue is intended to remunerate Nick Liveris. Details of Nick Liveris's current total remuneration package for his role as a Non-Executive Director consists of Director's fees of USD

$105,000 (comprising USD $50,000 in cash with the balance granted as Share Rights);

(h)
Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolutions 6 to 12 – Issues of FY25 Share Rights

Introduction

For FY25, the Company proposes, subject to Shareholder approval, to issue the following Share Rights to the Non-Executive Directors of the Company (FY25 Share Rights):

Name	Number
Tony Bellas	120,594 Share Rights
Sharan Burrow	120,594 Share Rights
Ron Edmonds	241,188 Share Rights
Admiral Robert Natter	120,594 Share Rights
Jean Oelwang	120,594 Share Rights
Phillips 66 Company	120,594 Share Rights
Nick Liveris	120,594 Share Rights

Mr Suresh Vaidyanathan is not permitted to receive remuneration, including any equity incentives (such as the Share Rights) in his personal capacity under the terms of his employment with Phillips 66 and terms of engagement with the Company. Accordingly, subject to shareholder approval, the Company proposes to issue the Share Rights that he would have received to Phillips 66 instead.

Novonix Limited

ACN 157 690 830

The issue of the FY25 Share Rights are to be put to Shareholders for approval under Resolutions 6 to 12.

Novonix Limited

ACN 157 690 830

Value of FY25 Share Rights

The FY25 Share Rights to be issued to each Non-Executive Director. Each have a fixed value of USD

$55,000 (based on the USD/AUD spot rate as at 31 December 2024). The number of FY25 Share Rights to be issued has been calculated by dividing the AUD value of the Share Rights by the closing share price of the Company's Shares on ASX on 31 December 2024 ($0.735 per Share), being the last trading day of the financial year.

The FY25 Share Rights will automatically vest on 31 December 2025 (Vesting Date), provided that the relevant Non-Executive Director holds office as a Director at the Vesting Date. Upon vesting, all Share Rights entitle the holder of the Share Rights, by written notice to the Company, to subscribe for Shares on the basis of one Share for each Share Right, for nil cash consideration. If a Non-Executive Director ceases to hold office as a Director prior to the Vesting Date, that person's Share Rights will automatically lapse, and they will be entitled to a pro-rata amount of Shares representing the proportion of the relevant financial year that such person was appointed as a Non-Executive Director. For example, if a Non- Executive Director who is issued FY25 Share Rights ceases to hold office on 30 June, then that Non- Executive Director's Share Rights will lapse and that Non-Executive Director will be entitled to 60,297 Shares for nil consideration (rather than the 120,594 Shares they would have been entitled to had they remained as a Director as at the Vesting Date).

There are otherwise no performance or vesting conditions attached to the Share Rights.

Share Rights – Other terms

There are no participation rights or entitlements inherent in the Share Rights and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Share Rights.

If the Company makes a bonus issue of Shares to Shareholders, the number of Shares which must be issued on the exercise of a Share Right will be increased by the number of Shares which the holder would have received if the holder had exercised the Share Right before the record date for the bonus issue. If the Company makes a rights issue of Shares pro rata to existing Shareholders, there will be no adjustments to these terms and conditions.

If there is any reconstruction of the issued share capital of the Company, the rights of the holders may be varied to comply with the Listing Rules which apply to the reconstruction at the time of the reconstruction.

The Share Rights are not transferable, assignable or able to be otherwise disposed of or encumbered.

Regulatory Requirements

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of the company unless either the giving of the financial benefit falls within one of the exceptions to the provisions; or prior shareholder approval is obtained to the giving of the financial benefit.

Related party is widely defined under the Corporations Act, and includes directors of a company and the children of a director. Financial benefit is defined broadly and includes benefits from the public company’s subsidiaries. It is necessary to look at the economic and commercial substance and the effect of the transaction in determining the financial benefit. The Corporations Act requires that any consideration that is given is disregarded, even if the consideration is adequate. The proposed grant of Share Rights constitutes the giving a financial benefit to each of the Non-Executive Directors as they are related parties of the Company.

Novonix Limited

ACN 157 690 830

The Directors consider that Shareholder approval pursuant to Chapter 2E of the Corporations Act is not required in respect of the grant of the Share Rights because the grant of the Share Rights forms part of their remuneration package and is considered reasonable remuneration in the circumstances.

Shareholder Approval

Listing Rule 10.11 provides that unless one of the exceptions in Listing Rule 10.12 applies, a listed company must not issue or agree to issue equity securities to a related party unless it obtains the approval of its shareholders. The proposed issue of the Share Rights to the above-mentioned parties falls within Listing Rule 10.11.1 (except for Phillips 66, which falls within Listing Rule 10.11.3) and none of the exceptions under Listing Rule 10.12 applies, therefore requiring Shareholder approval under Listing Rule 10.11.

Resolutions 6 to 12 seek Shareholder approval under Listing Rule 10.11 for the issue of Share Rights to the above-mentioned related parties.

If Shareholder approval is given under Listing Rule 10.11, Shareholder approval is not required under Listing Rule 7.1, and the issue of the Share Rights will not count towards the 15% Limit Rule.

If Resolutions 6 to 12 are passed, the Company will be able to validly issue the Share Rights to the above mentioned parties and without those securities being counted towards the 15% Limit Rule.

If any of Resolutions 6 to 12 are not passed, the Company will not be able to proceed with the issue the subject of that respective resolution, and will seek alternative arrangements to compensate/incentivise those related parties. For the avoidance of doubt, Resolutions 6 to 12 are not mutually dependent on each other.

Resolution 6 – Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 6:

(a)
The person participating in the issue is Tony Bellas (or his nominee).
(b)
Tony Bellas is a director, and is therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Tony Bellas, that person will fall into the category stipulated by Listing Rule 10.11.4.
(c)
The maximum number of securities to be issued is 120,594 Share Rights.
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(f)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(i)
The issue is intended to remunerate Tony Bellas. Details of Tony Bellas's current total remuneration package for his role as a Non-Executive Director consists of Director's fees of USD $157,500 (comprising USD $102,500 in cash with the balance granted as Share Rights);
(g)
Other than those set out in in this Explanatory Memorandum, there are no other material terms

Novonix Limited

ACN 157 690 830

in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 7 – Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 7:

(a)
The person participating in the issue is Sharan Burrow (or her nominee).
(b)
Sharan Burrow is a Director, and is therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Sharan Burrow, that person will fall into the category stipulated by Listing Rule 10.11.4.
(c)
The maximum number of securities to be issued is 120,594 Share Rights.
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(f)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(g)
The issue is intended to remunerate Sharan Burrow. Details of Sharan Burrow's current total remuneration package for her role as Non-Executive Director consists of Director's fees of USD $122,500 (comprising USD $67,500 in cash with the balance granted as Share Rights).
(h)
Other than those set out in in this Explanatory Memorandum; there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 8 – Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 8:

(a)
The person participating in the issue is Ron Edmonds (or his nominee).
(b)
Ron Edmonds is a Director, and is therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Ron Edmonds, that person will fall into the category stipulated by Listing Rule 10.11.4.
(c)
The maximum number of securities to be issued is 241,188 Share Rights.
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(f)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(g)
The issue is intended to remunerate Ron Edmonds. Details of Ron Edmonds' current total

Novonix Limited

ACN 157 690 830

remuneration package for his role as Interim Executive Officer – Finance consists of base salary of USD $200,000 (based on a 50% time commitment), at risk short-term incentive at 100% of base salary, and Share Rights of USD $110,000.
(h)
Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 9 – Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 9:

(a)
The person participating in the issue is Admiral Robert Natter (or his nominee).
(b)
Robert Natter is a director, and is therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Robert Natter, that person will fall into the category stipulated by Listing Rule 10.11.4.
(c)
The maximum number of securities to be issued is 120,594 Share Rights.
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(f)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(g)
The issue is intended to remunerate Robert Natter. Details of Robert Natter's current total remuneration package for his role as a Non-Executive Director consists of Director's fees of USD $151,000 (comprising USD $116,000 in cash with the balance granted as Share Rights)
(h)
Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 10 – Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 10:

(a)
The person participating in the issue is Jean Oelwang (or her nominee).
(b)
Jean Oelwang is a director, and is therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Jean Oelwang, that person will fall into the category stipulated by Listing Rule 10.11.4.
(c)
The maximum number of securities to be issued is 120,594 Share Rights.
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.

Novonix Limited

ACN 157 690 830

(f)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(g)
The issue is intended to remunerate Jean Oelwang. Details of Jean Oelwang's current total remuneration package for her role as a Non-Executive Director consists of Director's fees of USD $135,000 (comprising USD $80,000 in cash with the balance granted as Share Rights).
(h)
Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 11 – Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 11:

(a)
The person participating in the issue is Phillips 66 Company.
(b)
Phillips 66 Company is a substantial (10%) holder in the Company and has nominated a director to the board of the Company, and is therefore a related party of the Company and subject to Listing Rule 10.11.3.
(c)
The maximum number of securities to be issued is 120,594 Share Rights.
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(f)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(g)
The issue is to provide Phillips 66 Company with equity in the Company in lieu of providing remuneration to Mr Suresh Vaidyanathan in his capacity as a Director of the Company.
(h)
Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 12 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 12:

(i)
The person participating in the issue is Mr Nick Liveris (or his nominee).
(j)
Mr Nick Liveris is a director, and is therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Mr Nick Liveris, that person will fall into the category stipulated by Listing Rule 10.11.4.
(k)
The maximum number of securities to be issued is 120,594 Share Rights.
(l)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(m)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such

Novonix Limited

ACN 157 690 830

later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(n)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(o)
The issue is intended to remunerate Mr Nick Liveris. Details of Mr Nick Liveris' current total remuneration package for his role as a Non-Executive Director consists of Director's fees of USD $105,000 (comprising USD $50,000 in cash with the balance granted as Share Rights).
(p)
Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Directors' recommendation:

The Directors (other than Nick Liveris, who has a special interest in Resolution 5) recommend that Shareholders approve Resolution 5.

The Directors (other than Tony Bellas, who has a special interest in Resolution 6) recommend that Shareholders approve Resolution 6.

The Directors (other than Sharan Burrow, who has a special interest in Resolution 7) recommend that Shareholders approve Resolution 7.

The Directors (other than Ron Edmonds, who has a special interest in Resolution 8) recommend that Shareholders approve Resolution 8.

The Directors (other than Admiral Robert Natter, who has a special interest in Resolution 9) recommend that Shareholders approve Resolution 9.

The Directors (other than Jean Oelwang, who has a special interest in Resolution 10) recommend that Shareholders approve Resolution 10.

The Directors (other than Suresh Vaidyanathan, who has a special interest in Resolution 11) recommend that Shareholders approve Resolution 11.

The Directors (other than Nick Liveris, who has a special interest in Resolution 12) recommend that Shareholders approve Resolution 12.

Glossary

The following terms used in the Notice and Explanatory Memorandum are defined as follows:

15% Limit Rule has the meaning given to that term in the Explanatory Memorandum.

ASX means the ASX Limited or the securities exchange operated by it (as the case requires).

AUD means Australian Dollars.

Board means the board of Directors of the Company from time to time.

Chairman means the person appointed Chairman of the Meeting.

Closely Related Party of a member of the Key Management Personnel means a spouse or child of the member; or a child of the member's spouse; or a dependent of the member or the member's spouse; or anyone else who is one of the member's family and may be expected to influence the member, or be

Novonix Limited

ACN 157 690 830

influenced by the member, in the member's dealings with the entity or a company the member controls; or a person prescribed by the Corporations Regulations 2001 (Cth).

Company means Novonix Limited ACN 157 690 830.

Constitution means the constitution of the Company as amended from time to time. Corporations Act means the Corporations Act 2001 (Cth) as amended from time to time. Directors means the directors of the Company from time to time.

directors' fees has the same meaning given in the Listing Rules.

Explanatory Memorandum means the explanatory memorandum accompanying this Notice.

Key Management Personnel has the same meaning given in the Listing Rules.

Listing Rules means the official listing rules of the ASX as amended from time to time.

Meeting means the Annual General Meeting of Shareholders to be held on 2 April 2025 as convened by the accompanying Notice.

Notice means the notice of meeting giving notice to Shareholders of the Meeting, accompanying this Explanatory Memorandum.

Option means an option to be issued a Share, issued under the Option Plan.

Option Plan means the Company's Executive Option Plan.

Ordinary Resolution means a resolution passed by more than 50% of the votes cast by those entitled to vote on the resolution.

Proxy Form means the proxy form accompanying the Notice.

Shareholder means a holder of Shares.

Share means a fully paid ordinary share in the Company.

Share Right has the meaning given to that term in the Explanatory Memorandum.

USD means United States Dollars.

Vesting Date has the meaning given to that term in the Explanatory Memorandum.

NOVONIX Limited ABN 54 157 690 830	LODGE YOUR VOTE
ONLINE https://au.investorcentre.mpms.mufg.com
BY MAIL NOVONIX Limited C/- MUFG Corporate Markets (AU) Limited Locked Bag A14 Sydney South NSW 1235 Australia
BY FAX +61 2 9287 0309
BY HAND MUFG Corporate Markets (AU) Limited Parramatta Square, Level 22, Tower 6, 10 Darcy Street, Parramatta NSW 2150
ALL ENQUIRIES TO Telephone: 1300 554 474 Overseas: +61 1300 554 474

LODGEMENT OF A PROXY FORM

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given above by 9:00am (Brisbane time) on Monday, 31 March 2025, being not later than 48 hours before the commencement of the Meeting. Any Proxy Form received after that time will not be valid for the scheduled Meeting.

Proxy Forms may be lodged using the reply paid envelope or:

ONLINE	BY MOBILE DEVICE	QR Code

https://au.investorcentre.mpms.mufg.com

Login to the Investor Centre website using the holding details as shown on the Voting Form. Select ‘Voting’ and follow the prompts to lodge your vote. To use the online lodgement facility, shareholders will need their “Holder Identifier” - Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

Our voting website is designed specifically for voting online. You can now lodge your vote by scanning the QR code adjacent or enter thevoting link https://au.investorcentre.mpms.mufg.com into your mobile device. Log in using the Holder Identifier and postcode for your shareholding.

To scan the code you will need a QR code reader application which can be downloaded for free on your mobile device.

HOW TO COMPLETE THIS SHAREHOLDER PROXY FORM

YOUR NAME AND ADDRESS

This is your name and address as it appears on the Company’s share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note: you cannot change ownership of your shares using this form.

APPOINTMENT OF PROXY

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, please write the name of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company.

DEFAULT TO CHAIRMAN OF THE MEETING

Any directed proxies that are not voted on a poll at the Meeting will default to the Chairman of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chairman of the Meeting will be voted according to the instructions set out in this Proxy Form, including where the Resolutions are connected directly or indirectly with the remuneration of KMP.

VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

APPOINTMENT OF A SECOND PROXY

You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form and return them both together.

To appoint a second proxy you must:

(a)
on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and
(b)
return both forms together.

SIGNING INSTRUCTIONS

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, either shareholder may sign.

Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

CORPORATE REPRESENTATIVES

If a representative of the corporation is to attend the Meeting virtually the appropriate “Certificate of Appointment of Corporate Representative” must be received at support@cm.mpms.mufg.com prior to admission in accordance with the Notice of Annual General Meeting. A form of the certificate may be obtained from the Company’s share registry or online at www.mpms.mufg.com/en/mufg-corporate-markets.

NAME SURNAME ADDRESS LINE 1 ADDRESS LINE 2 ADDRESS LINE 3 ADDRESS LINE 4 ADDRESS LINE 5 ADDRESS LINE 6	*X99999999999* X99999999999

PROXY FORM I/We being a member(s) of NOVONIX Limited and entitled to attend and vote hereby appoint:

APPOINT A PROXY

the Chairman of the Meeting (mark box)	OR if you are NOT appointing the Chairman of the Meeting as your proxy, please write the name and email of the person or body corporate you are appointing as your proxy	Name
Email

or failing the person or body corporate named, or if no person or body corporate is named, the Chairman of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 9:00am (Brisbane time) on Wednesday, 2 April 2025 (the Meeting) and at any postponement or adjournment of the Meeting.

The Meeting will be conducted as a hybrid event. You can participate by attending in person at the Offices of Allens, Level 26, 480 Queen Street, Brisbane QLD or logging in online at https://meetings.openbriefing.com/NVXAGM25 (refer to details in the Virtual Meeting Online Guide).

Important for Resolutions 5, 6, 7, 8, 9, 10, 11 & 12: If the Chairman of the Meeting is your proxy, either by appointment or by default, and you have not indicated your voting intention below, you expressly authorise the Chairman of the Meeting to exercise the proxy in respect of Resolutions 5, 6, 7, 8, 9, 10, 11 & 12, even though the Resolutions are connected directly or indirectly with the remuneration of a member of the Company’s Key Management Personnel (KMP).

The Chairman of the meeting intends to vote undirected proxies in FAVOUR of all Resolutions.

VOTING DIRECTIONS

  Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting.

  Please read the voting instructions overleaf before marking any boxes with an T

Resolutions	For	Against	Abstain		For	Against	Abstain

1 Remuneration Report (Non-Binding)				9 Issue of FY25 Share Rights to Admiral Robert Natter

2 Election of Director – Ms Jean Oelwang				10 Issue of FY25 Share Rights to Ms Jean Oelwang

3 Election of Director – Mr Tony Bellas				11 Issue of FY25 Share Rights to Phillips 66 Company

4 Election of Director – Mr Nick Liveris				12 Issue of FY25 Share Rights to Mr Nick Liveris

5 Issue of FY24 Share Rights to Mr Nick Liveris

6 Issue of FY25 Share Rights to Mr Tony Bellas

7 Issue of FY25 Share Rights to Ms Sharan Burrow AC

8 Issue of FY25 Share Rights to Mr Ron Edmonds

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority on a poll.

SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)

Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder’s attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company’s constitution and the Corporations Act 2001 (Cth).

NVX PRX2502N